Contact

www.linkedin.com/in/rebekah-gossom-40a67b93 (LinkedIn)

Top Skills

Healthcare

Infant Feeding

Pediatric Dysphagia

Rebekah Gossom

Co-Founder at Innovative Therapeutix, maker of LullaFeed™
Louisville, Kentucky, United States

Summary

Rebekah has dedicated her career to the evaluation and treatment of feeding/swallowing issues in infants and young children. She has over 15 years experience working with patients and families in the Neonatal ICU, providing Video Swallowing Studies on various pediatric patients and evaluating and treating patients within an out-patient setting.

Experience

Innovative Therapeutix, maker of LullaFeed™
Co-Founder
November 2019 - Present (4 years 5 months)
Louisville, Kentucky, United States

Norton Healthcare
Speech-Language Pathologist
August 2002 - Present (21 years 8 months)

Education

University of Louisville
Master's degree, Speech-Language Pathology/Pathologist · (2000 - 2002)

Eastern Kentucky University
Bachelor's degree, Communication Disorders · (1996 - 2000)